Exhibit H

PROPOSED FORM OF FEDERAL REGISTER NOTICE

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-_________)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

November _____, 2000

          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

         Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by _______, 2000 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After _____, 2000, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

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WPS RESOURCES CORPORATION, ET AL. (70-09767)

          WPS Resources Corporation ("WPSR"), an exempt holding company under Section 3(a) (c) of the Act, and Wisconsin Public Service Corporation ("WPSC", and together with WPSR, "Applicants"), its wholly owned public utility subsidiary, each of whose principal executive offices are at 700 North Adams Street, Green Bay, Wisconsin 54301, have filed an application or Declaration pursuant to Sections 9(a) and 10 of the Act requesting authorization for: (1) WPSC or a limited liability company of which WPSC will be the sole member ("WPSC-NEWCO") to receive a proportionate share of the membership interests of American Transmission Company, LLC, a Wisconsin limited liability company ("Transco") in exchange for the transfer of WPSC's transmission facilities, associated substations and real property interests (the "WPSC Transmission Assets"), such proportional share to be based on the book value of the WPSC Transmission Assets contributed relative to that contributed by other utilities which became members of the Transco (2) WPSC to purchase Class A shares of ATC Management Inc., a Wisconsin Corporation, the Manager of the Transco (the "Manager") (3) WPSC to purchase one Class B Share of the Manager, and (4) WPSC to acquire all of WPSC-NEWCO's membership interests in exchange for cash.

          WPSR's public-utility subsidiaries are WPSC, Upper Peninsular Power Company and Wisconsin River Power Company. WPSC is engaged principally in the generation, purchase, distribution and sale of electric power in northeastern and central Wisconsin and in a portion of the Upper Peninsula of Michigan. WPSC is also engaged in the purchase, distribution and sale of natural gas in northeastern and central Wisconsin and in a portion of the Upper Peninsula of Michigan. As of December 31, 1999, WPSC provided retail electric service to approximately 388,000 customers and retail gas service to approximately 230,000 customers. WPSC provides wholesale electric service to various customers including municipal utilities, rural electrification cooperatives, energy marketers, other investor owned utilities and a municipal joint action agency. At and for the twelve months ended September 30, 2000, WPSR's consolidated assets, operating revenue and net income (all in thousands) were $2,188,504, $1,528,310 and $66,407 respectively. At and for the twelve months ended September 30, 2000, WPSC's consolidated assets, operating revenue and earnings available for common stock (all in thousands) were $1,420,591, $749,412 and $71,988 respectively.

          In 1999, the State of Wisconsin enacted legislation (the "Transco Legislation") that facilitates the formation of the Transco, which will be a for-profit single-purpose transmission company. The Transco Legislation, among other things encourages public utility affiliates of Wisconsin holding companies, including WPSC, to transfer ownership of their transmission assets to the Transco by beneficially adjusting the calculation of an existing limit on the amount of unregulated investments these utilities and their affiliates can make, after the transfer of their assets to the Transco. The Manager will manage the Transco. The Manager will also hold a portion of the Transco's membership interests. All Transco participants will ultimately own direct or indirect interests in the Transco and the Manager in proportion to the value of the transmission assets and/or cash each participant contributes to the Transco. The Transco is expected to transfer operational control of its assets to the Midwest Independent System Operator, Inc. by November 1, 2001.

          It is expected that the participants in the Transco and the Manager will include in addition to WPSR and WPSC, Wisconsin Power and Light Company ("WPL"), South Beloit Water, Gas and Electric Company (a wholly-owned subsidiary of WPL with transmission assets in Illinois), Wisconsin Energy Corporation ("WEC"), an exempt holding company, Wisconsin Electric Power Co., (a wholly-owned subsidiary of WEC) and Edison Sault Electric Company (a wholly-owned subsidiary of WEC with transmission assets in Michigan), Wisconsin Public Power, Inc. ("WPPI"), and Madison Gas & Electric Company. Other transmission-owning utilities may, in the future, decide to become members of the Transco.

          WPSR, the other participating Wisconsin utilities and South Beloit intend to contribute their transmission assets to the Transco on or about January 1, 2001 (the "Operations Date"). Depending on the number of initial members of the Transco, it is expected that Applicants' interest in the Transco and the Manager will be between 10 and 15% of each entity. The Transco's other participants will make similar initial contributions.